Dust Motorcycles, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Profit and Loss

Below is a breakdown of the company's profit and loss for Year of 2024

NET INCOME
−$448,777.03

> Total Income	$632,584.26
> Total Cost of Goods Sold	$16,949.30
> Gross Profit	$615,634.96
> Total Expenses	$1,064,763.59
> Net Operating Income	-$449,128.63
> Total Other Income	$351.60
> Net Other Income	$351.60
> Net Income	-$448,777.03

REVENUE	COST OF REVENUE	NET EXPENSES	NET INCOME
$632,584.26	$16,949.30	$1,064,411.99	−$448,777.03

PROFIT & LOSS

● Income   ○ Expenses



Jan – Dec 2024

Profit and Loss

Income	
40000 Stripe Revenue	**$507,584.26**
40100 Revenue Stream #1	$0.00
Total 40000 Stripe Revenue	**$507,584.26**
40010 Services Revenue	$125,000.00
42000 Refunds	$0.00
Total Income	**$632,584.26**
Cost of Goods Sold	
50000 Merchant Fees	$16,949.30
Total Cost of Goods Sold	**$16,949.30**
Gross Profit	**$615,634.96**
Expenses	
60000 Employee Related Expenses	
60100 Payroll Expenses	
60110 Base Pay	$313,398.47
60111 Base Pay – Officer	$0.00
60130 Payroll Taxes	$28,274.56
Total 60100 Payroll Expenses	**$341,673.03**
60300 Payroll Service Fees	$2,209.00
60600 Reimbursements	$513.54
Total 60000 Employee Related Expenses	**$344,395.57**
60200 Employee Benefits Expenses	

	JAN - DEC 2024
60210 Health Insurance	$36,923.74
60220 Workers Comp Insurance	$0.00
Total 60200 Employee Benefits Expenses	**$36,923.74**
61000 Legal & Professional Fees	
61100 Legal	$17,228.00
61200 Accounting	$1,000.00
61300 Professional Memberships	$10,600.35
Total 61000 Legal & Professional Fees	**$28,828.35**
62000 Office Expenses	
62100 Supplies & Materials	$3,173.52
62200 Postage & Shipping	$7,722.92
62300 Equipment < $5000	$3,568.97
62400 Rent	$24,600.72
62500 Telephone & Internet	$1,469.88
62700 Electric & Gas	$1,904.32
Total 62000 Office Expenses	**$42,440.33**
63000 Sales & Marketing Expenses	
63100 Advertising	$51,956.36
63200 Marketing Services	$67,266.75
63300 Conference & Trade Shows	$0.00
Total 63000 Sales & Marketing Expenses	**$119,223.11**
64000 Software & Web Services Expenses	$6,303.19
65000 Contractors & Consultants	$18,300.00
66000 Other Operating Expenses	
66100 Business Insurance	$4,225.45
66200 Bank Charges	$11,238.21
66300 Permits & Licenses	$885.00
Total 66000 Other Operating Expenses	**$16,348.66**
67000 Travel & Entertainment Expenses	
67100 Airfare	$4,505.55
67200 Ground Transportation	$7,397.60
67300 Lodging	$11,329.44
67400 Meals and Entertainment	$12,778.21
Total 67000 Travel & Entertainment Expenses	**$36,010.80**
68000 R&D Expenses	
68100 Contract labor	$250,978.56
68200 Lab Consumables	$18,687.29
68300 Prototype Costs	$146,323.99
Total 68000 R&D Expenses	**$415,989.84**
Utilities	$0.00
Total Expenses	**$1,064,763.59**
Net Operating Income	**-$449,128.63**
Other Income	
73000 Credit Card Rewards	$312.26
77000 Other Income	$39.34

	JAN - DEC 2024
Total Other Income	$351.60
Net Other Income	$351.60
Net Income	-$448,777.03

Balance Sheet

Below is a breakdown of the company's balance sheet for Year of 2024

LIABILITIES & EQUITY

$401,743.21

> Assets	$401,743.21
> Equity & Liabilities	$401,743.21

Balance Sheet

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10100 Mercury Checking •• 9582 – 2 – 1	$346,501.95
10600 Stripe Clearing	$3,818.40
Mercury Checking (9582) – 1	$0.00
Total Bank Accounts	**$350,320.35**
Accounts Receivable	
Accounts receivable (A/R)	$0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
12200 Prepaid Expenses	$4,922.86
Total Other Current Assets	**$4,922.86**
Total Current Assets	**$355,243.21**
Other Assets	
15100 Security Deposits	$1,500.00
15200 Development Costs	$45,000.00
Total Other Assets	**$46,500.00**
TOTAL ASSETS	**$401,743.21**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	$0.00
Total Accounts Payable	**$0.00**
Credit Cards	
21000 Amex Credit Card	$4,297.07
21010 Mercury Credit	$749.48
Total Credit Cards	**$5,046.55**

	TOTAL
Other Current Liabilities	
22100 Payroll Clearing	$0.00
22300 Benefits Payable	$1,953.09
Total Other Current Liabilities	**$1,953.09**
Total Current Liabilities	**$6,999.64**
Long-Term Liabilities	
23000 SAFEs	$1,118,750.00
Total Long-Term Liabilities	**$1,118,750.00**
Total Liabilities	**$1,125,749.64**
Equity	
30000 Common Stock	$50,000.00
39000 Retained Earnings	-$325,229.40
Net Income	-$448,777.03
Total Equity	**-$724,006.43**
TOTAL LIABILITIES AND EQUITY	**$401,743.21**

Statement of Cash Flows

Below is a breakdown of the company's statement of cash flows for Year of 2024

SUMMARY	
> Net Cash Provided by Operating Activities	-$445,071.69
> Net Cash Provided by Investing Activities	-$45,000.00
> Net Cash Provided by Financing Activities	$773,750.00
> Net Cash Increase for Period	$283,678.31
> Cash at Beginning of Period	$66,642.04
> Cash at End of Period	$350,320.35

Statement of Cash Flows

	TOTAL
OPERATING ACTIVITIES	
Net Income	-$448,777.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	$0.00

	TOTAL
12200 Prepaid Expenses	-$4,922.86
20000 Accounts Payable (A/P)	$0.00
21000 Amex Credit Card	$4,297.07
21010 Mercury Credit	$749.48
22100 Payroll Clearing	$2,426.58
22300 Benefits Payable	$1,155.07
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$3,705.34**
Net cash provided by operating activities	**-$445,071.69**
INVESTING ACTIVITIES	
15200 Development Costs	-$45,000.00
Net cash provided by investing activities	**-$45,000.00**
FINANCING ACTIVITIES	
23000 SAFEs	$773,750.00
Net cash provided by financing activities	**$773,750.00**
Net cash increase for period	**$283,678.31**
Cash at beginning of period	**$66,642.04**
Cash at end of period	**$350,320.35**

Profit and Loss

January - December 2025

	Total
INCOME	
40000 Stripe Revenue	315,694.06
42000 Refunds	-35,670.65
Total Income	**280,023.41**
COST OF GOODS SOLD	
50000 Merchant Fees	11,131.73
Total Cost of Goods Sold	**11,131.73**
GROSS PROFIT	**268,891.68**
EXPENSES	
60000 Employee Related Expenses	
60100 Payroll Expenses	
60110 Base Pay	509,606.87
60130 Payroll Taxes	40,353.51
Total 60100 Payroll Expenses	**549,960.38**
60300 Payroll Service Fees	1,219.00
60600 Reimbursements	4,297.12
Total 60000 Employee Related Expenses	**555,476.50**
60200 Employee Benefits Expenses	
60210 Health Insurance	85,026.94
Total 60200 Employee Benefits Expenses	**85,026.94**
61000 Legal & Professional Fees	
61100 Legal	53,537.24
61200 Accounting	17,675.00
61300 Professional Memberships	17,800.00
Total 61000 Legal & Professional Fees	**89,012.24**
62000 Office Expenses	
62100 Supplies & Materials	6,921.01
62200 Postage & Shipping	23,745.41
62300 Equipment < $5000	12,233.95
62400 Rent	23,012.30
62500 Telephone & Internet	997.39
62600 Water & Sewer	85.87
62700 Electric & Gas	1,538.38
62800 Repair & Maintenance	194.79
Total 62000 Office Expenses	**68,729.10**
63000 Sales & Marketing Expenses	
63100 Advertising	27,089.06
63200 Marketing Services	18,551.18
63300 Conference & Trade Shows	4,420.00
Total 63000 Sales & Marketing Expenses	**50,060.24**

	Total
64000 Software & Web Services Expenses	23,656.36
65000 Contractors & Consultants	484,338.10
66000 Other Operating Expenses	
66100 Business Insurance	4,797.07
66200 Bank Charges	9,984.02
66300 Permits & Licenses	650.00
Total 66000 Other Operating Expenses	**15,431.09**
67000 Travel & Entertainment Expenses	
67100 Airfare	9,880.79
67200 Ground Transportation	5,617.64
67300 Lodging	5,574.05
67400 Meals and Entertainment	13,527.61
Total 67000 Travel & Entertainment Expenses	**34,600.09**
68000 R&D Expenses	
68100 Contract labor	106,995.74
68200 Lab Consumables	110,772.42
68300 Prototype Costs	723,668.34
Total 68000 R&D Expenses	**941,436.50**
80000 Interest Expense	625.02
Advertising & marketing	100.00
Total Expenses	**2,348,492.18**
NET OPERATING INCOME	**-2,079,600.50**
OTHER INCOME	
73000 Credit Card Rewards	433.49
77000 Other Income	428.54
Total Other Income	**862.03**
OTHER EXPENSES	
83000 Taxes	
83200 State	275.00
Total 83000 Taxes	**275.00**
Total Other Expenses	**275.00**
NET OTHER INCOME	**587.03**
NET INCOME	**$ -2,079,013.47**

Balance Sheet

As of December 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
10100 Mercury Checking •• 9582 - 2 - 1	45,889.94
10600 Stripe Clearing	1,060.20
Total Bank Accounts	**46,950.14**
Other Current Assets	
12400 Inventory	395,897.92
Total Other Current Assets	**395,897.92**
Total Current Assets	**442,848.06**
Other Assets	
15100 Security Deposits	1,500.00
15200 Development Costs	195,415.68
Total Other Assets	**196,915.68**
TOTAL ASSETS	**$639,763.74**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20001 Deposits Payable	395,897.92
Total Accounts Payable	**395,897.92**
Credit Cards	
21000 Amex Credit Card	5,528.64
21010 Mercury Credit	1,329.80
Total Credit Cards	**6,858.44**
Other Current Liabilities	
22100 Payroll Clearing	-965.70
22300 Benefits Payable	19,117.78
Total Other Current Liabilities	**18,152.08**
Total Current Liabilities	**420,908.44**
Long-Term Liabilities	
25000 Bridge Note	100,000.00
Total Long-Term Liabilities	**100,000.00**
Total Liabilities	**520,908.44**
Equity	
30000 Common Stock	171,516.20
31000 Preferred Stock	2,800,359.00
39000 Retained Earnings	-774,006.43
Net Income	-2,079,013.47

	Total
Total Equity	118,855.30
TOTAL LIABILITIES AND EQUITY	**$639,763.74**

Statement of Cash Flows

January - December 2025

	Total
OPERATING ACTIVITIES	
Net Income	-2,079,013.47
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12200 Prepaid Expenses	4,922.86
12400 Inventory	-395,897.92
20001 Deposits Payable	395,897.92
21000 Amex Credit Card	1,231.57
21010 Mercury Credit	580.32
22100 Payroll Clearing	-965.70
22300 Benefits Payable	17,164.69
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**22,933.74**
Net cash provided by operating activities	**-2,056,079.73**
INVESTING ACTIVITIES	
15200 Development Costs	-150,415.68
Net cash provided by investing activities	**-150,415.68**
FINANCING ACTIVITIES	
23000 SAFEs	-1,118,750.00
25000 Bridge Note	100,000.00
30000 Common Stock	121,516.20
31000 Preferred Stock	2,800,359.00
Net cash provided by financing activities	**1,903,125.20**
NET CASH INCREASE FOR PERIOD	**-303,370.21**
Cash at beginning of period	350,320.35
CASH AT END OF PERIOD	**$46,950.14**


Dust Motorcycles, Inc.
Statement of Changes in Equity


Accounts	2025	2024
Opening Balance of Stockholders' Equity	(724,006.43)	(275,229.40)
Net Income (Loss)	(2,079,013.47)	(448,777.03)
Issuance of Common Stock	121,516.20	50,000.00
Issuance of Preferred Stock / SAFEs Conversion	2,800,359.00	773,750.00
Closing Balance of Stockholders' Equity	118,855.30	(724,006.43)


Unaudited


Dust Motorcycles, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Dust Motorcycles, Inc. (the "Company") is a corporation organized on May 23, 2023 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.